EXHIBIT 12.1
Alta Mesa Holdings, LP
Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,
	2011	2010	2009	2008	2007	2006
			(dollars in thousands)
Earnings:
Net income (loss) before tax	$(12,166)	$14,231	$(50,037)	$36,880	$(27,476)	$9,853
Fixed charges:
Interest (1)	9,240	23,981	11,949	9,212	9,010	9,741

Earnings before fixed charges	(2,926)	38,212	(38,088)	46,092	(18,466)	19,594

Fixed charges:
Interest (1)	9,240	23,981	11,949	9,212	9,010	9,741

Total fixed charges	$9,240	$23,981	$11,949	$9,212	$9,010	$9,741

Ratio of earnings to fixed charges	NA	1.59	NA	5.00	NA	2.01

(1)	Interest expense includes interest on debt, amortization of discount on debt, and an estimate of the interest expense portion of rent expense.